Filed by Vision Sensing Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vision Sensing Acquisition Corp.

Commission File No. 001-40983

Vision Sensing Acquisition Corp.

Announces Payment of Fee to Extend Period to Consummate Initial Business Combination

to October 3, 2024

New York, NY – Tuesday, September 3, 2024 — Vision Sensing Acquisition Corp. (NASDAQ: VSACU, VSAC, VSACW) (the “Company”) a special purpose acquisition company, announced today that on August 2, 2024, its sponsor, Vision Sensing, LLC, deposited $51,016.10 into the Company’s trust account, which is the sum that the Company must pay to extend the date by which the Company must consummate its initial business combination from to September 3, 2024 to October 3, 2024 (the “Extension”). This is the fifth of up to six one-month extensions that the Company is authorized to obtain under its amended and restated certificate of incorporation as recently amended on April 30, 2024.

The Extension provides the Company with additional time to complete an initial business combination (the “Business Combination”).

About Vision Sensing Acquisition Corp.

Vision Sensing Acquisition Corp. (“VSAC”) is a Special Purpose Acquisition Company (“SPAC”) that has been established to focus on the acquisition of a private technology company.

EF Hutton, division of Benchmark Investments, LLC, is serving as Capital Market Advisor to VSAC and ARC Group Limited is serving as Financial Advisor to VSAC.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities of VSAC, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

For Vision Sensing Acquisition Corp.:

George Peter Sobek, Chairman and CEO

georgesobek@hotmail.co.uk